UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013 (as amended or supplemented from time to time, the “Statement”) by Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). The Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 19, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Mindspeed common stock, $0.01 par value per share (the “Shares” or the “Common Stock”) at a purchase price of $5.05 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the third paragraph on page 51 and the first paragraph on page 52 under the heading “Additional Information—Regulatory Approvals—Antitrust” as follows:

On November 15, 2013, MACOM filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire on December 2, 2013, was terminated early, effective November 25, 2013. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15—“Conditions to the Offer” in the Offer to Purchase.

By amending the first sentence of the first paragraph on page 57 under the heading “Additional Information—Certain Litigation” by replacing “and November 18” with “and November 20” and “eight” with “eleven” before “purported class action lawsuits”.

By amending the second sentence of the first paragraph on page 57 under the heading “Additional Information—Certain Litigation” by inserting “Miller v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687951-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 13, 2013);” before “Durand v. Decker et. al.” and by inserting “Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 9105 (Del. Ch. Ct. Nov. 19, 2013); and Vinciguerra v. Mindspeed Technologies, Inc., et al., Case No. 9107 (Del. Ch. Ct. Nov. 20, 2013)” at the end of the sentence.

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(5)(K)	Blackout Period Notice to Participants in the Mindspeed Retirement Savings Plan, dated November 26, 2013.	8-K	11/26/13	99.1

(a)(5)(L)	Reg. BTR “Blackout Notice” delivered to Mindspeed’s directors and officers participating in the Mindspeed Retirement Savings Plan, dated November 26, 2013.	8-K	11/26/13	99.2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Stephen N. Ananias
	Name:	Stephen N. Ananias
	Title:	Senior Vice President and Chief Financial Officer

Dated: November 26, 2013

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